SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 13, 2010

List of materials

Documents attached hereto:

i) Press release entitled Consolidated Financial Results for the Fiscal Year Ended March 31, 2010

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No.10-063E
3:00 P.M. JST, May 13, 2010

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2010

Tokyo, May 13, 2010 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010).

●	Operating income of ¥31.8 billion was achieved, compared to an operating loss in the previous fiscal year.
●	The Financial Services segment and the Consumer Products & Devices segment, in particular LCD televisions, contributed to the improvement in operating results year-on-year.
●	Cash flow from operating and investing activities combined was positive and exceeded ¥300 billion excluding the Financial Services segment’s activities.
●
In the forecast for the fiscal year ending March 31, 2011, Sony expects consolidated operating income to increase significantly year-on-year.  Sony also plans to aggressively launch 3D-related products, network services and other new businesses with the aim of future growth.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010*
Sales and operating revenue	¥7,730.0	¥7,214.0	-6.7%	$77,570
Operating income (loss)	(227.8)	31.8	-	342
Income (loss) before income taxes	(175.0)	26.9	-	289
Net income (loss) attributable to Sony Corporation’s stockholders **	(98.9)	(40.8)	-	(439)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic and Diluted	¥(98.59)	¥(40.66)	-	$(0.44)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010
Operating income (loss)	¥(227.8)	¥31.8	-%	$342
Less: Equity in net income (loss) of affiliated companies	(25.1)	(30.2)	-	(325)
Add: Restructuring charges recorded within operating expenses	75.4	124.3	+64.9	1,337
Add: LCD television asset impairment ***	-	27.1	-	291
Operating income (loss), as adjusted	¥(127.3)	¥213.4	-	$2,295

Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥93=U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2010.

**  Net income (loss) attributable to Sony Corporation’s stockholders is equivalent to net income (loss) in the consolidated financial statements for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is required by new accounting guidance for noncontrolling interests in consolidated financial statements, which Sony adopted effective April 1, 2009.

*** The ¥27.1 billion loss on impairment, a non-cash charge recorded within operating income, primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.  Management’s strategic plans updated in the fourth quarter of the fiscal year ended March 31, 2010 resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.  Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Consolidated Results for the Fiscal Year Ended March 31, 2010

Sales and operating revenue (“sales”) was ¥7,214.0 billion ($77,570 million), a decrease of 6.7% compared to the previous fiscal year (“year-on-year”) primarily due to a decrease in sales in the Consumer Products & Devices (“CPD”) segment, partially offset by an increase in revenue in the Financial Services segment.

During the fiscal year ended March 31, 2010, the average rate of the yen was ¥91.8 against the U.S. dollar and ¥129.7 against the euro, which was 8.4% and 9.5% higher, respectively, than the prior year.  On a local currency basis, sales decreased 1% year-on-year.  For references to sales on a local currency basis, see Note on page 10.

Operating income was ¥31.8 billion ($342 million), an improvement of ¥259.6 billion year-on-year.  Operating results improved significantly primarily due to an improvement in operating results in the Financial Services segment, and both an improvement in the cost of sales ratio and a reduction in selling, general and administrative expenses mainly in the CPD segment.  Excluding equity in net loss of affiliated companies, restructuring charges and a non-cash charge related to LCD television asset impairment, operating income on an as adjusted basis improved ¥340.7 billion to ¥213.4 billion ($2,295 million).

Equity in net loss of affiliated companies, recorded within operating income, was ¥30.2 billion ($325 million), an increased loss of ¥5.1 billion year-on-year.  Sony recorded equity in net loss for Sony Ericsson Mobile Communication AB (“Sony Ericsson”) of ¥34.5 billion ($371 million) compared to equity in net loss of ¥30.3 billion in the previous fiscal year.  Equity in net income for S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., decreased ¥6.5 billion year-on-year to ¥0.4 billion ($4 million).

The net effect of other income and expenses was an expense of ¥4.9 billion ($53 million), a deterioration of ¥57.7 billion year-on-year, primarily due to the recording of a net foreign exchange loss in the current fiscal year versus a significant net foreign exchange gain recorded in the prior fiscal year.

Income before income taxes of ¥26.9 billion ($289 million) was recorded, an improvement of ¥201.9 billion year-on-year.

Income taxes: During the current fiscal year, Sony recorded ¥14.0 billion ($150 million) of income taxes resulting in an effective tax rate of 51.9%.  This was primarily due to the impact of equity investments reported net of income taxes, partially offset by lower effective tax rates on profits in the insurance business.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was ¥40.8 billion ($439 million), a ¥58.1 billion improvement year-on-year.

Operating Performance Highlights by Business Segment

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2010 to reflect its reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the CPD, Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors and components.  The equity results of S-LCD are also included within the CPD segment.  The NPS segment includes the game business as well as PCs and other networked businesses.  The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray DiscTM, DVD and CD disc manufacturing.

Additionally, Music is a new reportable segment effective from the first quarter of the fiscal year ended March 31, 2010.  The Music segment includes Sony Music Entertainment (“SME”), Sony Music Entertainment (Japan) Inc. (“SMEJ”), and a 50% owned U.S.-based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”).

Pictures and Financial Services continue to be reportable segments.  The equity earnings from Sony Ericsson are presented as a separate segment.

In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2009 have been restated to conform to the presentation for the fiscal year ended March 31, 2010.

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Devices

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥4,031.5	¥3,227.7	-19.9%	$34,707
Operating income (loss)	(115.1)	(46.5)	-	(500)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 19.9% year-on-year (a decrease of 14% on a local currency basis) to ¥3,227.7 billion ($34,707 million).  Sales to outside customers decreased 18.8% year-on-year.  This was primarily as a result of unfavorable foreign currency exchange rates, a decrease in sales of BRAVIATM LCD televisions due to a decline in unit selling prices and a decrease in sales of Handycam® video cameras and Cyber-shotTM compact digital cameras due to the contraction of these markets.

Operating loss of ¥46.5 billion ($500 million) was recorded, an improvement of ¥68.6 billion year-on-year.  This was driven by an improvement in the cost of sales ratio and a reduction in selling, general and administrative expenses, partially offset by a decrease in gross profit due to lower sales, unfavorable foreign currency exchange rates and an increase in restructuring charges.  Restructuring charges were ¥72.0 billion ($774 million) compared with ¥49.3 billion recorded in the prior fiscal year.  In the fiscal year ended March 31, 2010, a ¥27.1 billion ($291 million) non-cash charge related to LCD television asset impairment, not included in restructuring charges, was recorded.  (For reference to LCD television asset impairment, see footnote *** on page 2.)  Products contributing to the improvement in operating results (excluding restructuring charges) include BRAVIA LCD televisions and Cyber-shot compact digital cameras, reflecting the benefits of cost reduction activities that exceeded the impact of the decrease in sales, and images sensors, that saw an increase in sales.  This was partially offset by lower operating results for system LSIs for the game business which were affected by lower sales resulting from price reductions driven by cost saving efforts.

Networked Products & Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥1,755.6	¥1,575.8	-10.2%	$16,945
Operating income (loss)	(87.4)	(83.1)	-	(893)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 10.2% year-on-year (a 5% decrease on a local currency basis) to ¥1,575.8 billion ($16,945 million), primarily due to a decrease in sales in the game business and of VAIOTM PCs.  Sales in the game business decreased mainly due to unfavorable foreign currency exchange rates, decreases in unit sales of PSP® (PlayStation Portable) (“PSP”) hardware and of PlayStation®2 (“PS2”) software.  This decrease was partially offset by increased unit sales of PlayStation®3 (“PS3”) software, driven by the expanded PS3 platform as a result of the launch of a new model.  Approximately 13.0 million units of PS3 hardware were sold in the current fiscal year, compared to approximately 10.1 million units in the previous fiscal year.  Approximately 9.9 million PSP units were sold in the current fiscal year, compared to approximately 14.1 million units in the prior fiscal year.  Approximately 7.3 million PS2 units were sold in the current fiscal year, compared to approximately 7.9 million units in the previous fiscal year.

An operating loss of ¥83.1 billion ($893 million) was recorded, an improvement of ¥4.4 billion year-on-year, due to improved profitability from products including Walkman® digital music players.  This improvement was partially offset by deterioration in the game business.  Lower unit sales of PS2 software and of PSP hardware mainly contributed to this deterioration, partially offset by the cost reduction of PS3 hardware and increased unit sales of PS3 software.

B2B & Disc Manufacturing

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥560.0	¥504.2	-10.0%	$5,422
Operating income (loss)	6.5	(7.2)	-	(78)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 10.0% year-on-year (a 2% decrease on a local currency basis) to ¥504.2 billion ($5,422 million).  Sales to outside customers decreased 13.0% year-on-year.  This decrease was primarily due to unfavorable foreign currency exchange rates and a decrease in sales of broadcast- and professional-use products in developed countries reflecting a deterioration in the business environment.  Unit selling price declines in the disc manufacturing business also contributed to the decrease in overall segment sales.

An operating loss of ¥7.2 billion ($78 million) was recorded compared to operating income of ¥6.5 billion in the previous fiscal year.  This was due to deterioration in the profitability of broadcast- and professional-use products and in the disc manufacturing business brought on by the factors noted above.

*    *    *    *    *

Total Inventory for the CPD, NPS and B2B & Disc segments, as of March 31, 2010, was ¥570.0 billion ($6,129 million), a decrease of ¥174.3 billion, or 23.4% as compared with the level as of March 31, 2009.  Inventory increased by ¥9.3 billion, or 1.7% compared with the level as of December 31, 2009.

Pictures
	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥717.5	¥705.2	-1.7%	$7,583
Operating income	29.9	42.8	+ 43.1	460

Unless otherwise specified, all amounts are on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S- based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 1.7% year-on-year (a 7% increase on a U.S. dollar basis) due to the appreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, motion picture revenues increased primarily due to higher worldwide theatrical and home entertainment revenues from the current year’s film slate which included strong performances from 2012, Angels & Demons and Michael Jackson’s This Is It.  This was partially offset by a decrease in home entertainment revenues from prior year’s films.  Television revenues increased on a U.S. dollar basis primarily due to higher advertising revenues from a number of international channels, including a significant increase in India from the broadcasting of the Indian Premier League cricket competition.

Operating income increased 43.1% year-on-year.  This increase was primarily due to the recognition of gains on the sale of a portion of SPE’s equity interest in both a Latin American premium pay television business (HBO Latin America) and a U.S. cable network (Game Show Network), as well as the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe).  The total gain recognized from these sales was ¥30.3 billion ($326 million).  The current year’s operating results were negatively impacted by the decrease in home entertainment revenues noted above and the write-off of certain development costs.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal Year ended March 31
	2009	2010	Change in yen	2010
Sales and operating revenue	¥387.1	¥522.6	+35.0%	$5,620
Operating income	27.8	36.5	+31.1	393

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50% owned U.S- based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 35.0% year-on-year primarily because results for the current fiscal year include the full year results for SME which was consolidated as a wholly-owned subsidiary beginning October 1, 2008.

On a pro forma basis, had SME been fully consolidated for the previous fiscal year, sales in the Music segment for the previous fiscal year would have been ¥549.1 billion.  Compared with these pro forma sales, Music segment sales during the current fiscal year decreased 5% (virtually flat year-on-year in total segment sales when converting sales of SME and Sony/ATV on a constant U.S. dollar basis).  Although full year sales were favorably impacted by a number of new releases and strong sales of Michael Jackson catalog product, sales decreased due to the appreciation of the yen against the U.S. dollar as well as the continued contraction of the physical music market.

In addition to Michael Jackson’s catalog albums, best-selling new releases during the year included Susan Boyle’s I Dreamed a Dream, the Michael Jackson’s This Is It soundtrack, Alicia Keys’ The Element of Freedom and Glee the Music Vol. 1 & 2, music collections from the hit U.S. television show, Glee.  In Japan, best-selling albums included Michael Jackson’s catalog albums and ikimono-gakari’s HAJIMARI NO UTA.

Operating income increased 31.1% year-on-year.  Results for the first half of the previous fiscal year included equity in net loss of ¥6.0 billion for SONY BMG MUSIC ENTERTAINMENT.  On a pro forma basis, had SME been fully consolidated for the previous fiscal year, operating income for the Music segment for the previous fiscal year would have been ¥21.3 billion.  Compared with this pro forma operating income, Music segment operating income during the current fiscal year increased 72% (a 78% increase in total segment operating income, when converting operating income of SME and Sony/ATV on a constant U.S. dollar basis).  This increase was primarily due to improved results from SME and SMEJ.  The improved results at SME were primarily due to the contribution from hit releases, Michael Jackson catalog product sales, growth in new music related businesses (such as concerts, film and television, and sponsorships), as well as a year-on-year decrease in overhead and restructuring costs.  Results at SMEJ improved mainly due to the contribution from hit releases as well as year-on-year decreases in advertisement expenses and restructuring charges.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change in yen	2010
Financial services revenue	¥538.2	¥851.4	+58.2%	$9,155
Operating income (loss)	(31.2)	162.5	-	1,747

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial services revenue increased 58.2% year-on-year to ¥851.4 billion ($9,155 million) mainly due to an increase in revenue at Sony Life.  Revenue at Sony Life was ¥740.4 billion ($7,962 million), a ¥309.9 billion or 72.0% increase year-on-year.  Revenue increased significantly year-on-year mainly due to an improvement in net gains from investments in the separate account, an improvement in net valuation gains from investments in convertible bonds in the general account and a significant decrease in impairment losses on equity securities in the general account, all as a result of the significant rise in the Japanese stock market in the current fiscal year, as compared with a significant decline following the global financial crisis in the previous fiscal year.  Revenue from insurance premiums at Sony Life increased, reflecting a steady increase in policy amount in force.

Operating income of ¥162.5 billion ($1,747 million) was recorded, compared to an operating loss of ¥31.2 billion in the previous fiscal year mainly as a result of a significant improvement in operating results at Sony Life.  Operating income in the current fiscal year at Sony Life was ¥166.6 billion ($1,792 million), as compared to an operating loss of ¥29.8 billion in the previous fiscal year, mainly due to the improvement in net valuation gains from investments in convertible bonds in the general account, a decrease in the provision of policy reserves because of the revision of the future investment yield of variable life insurance products in the separate account and the significant decrease in impairment losses on equity securities in the general account, all as a result of the improved situation in the Japanese stock market mentioned above.

Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.
	(Millions of euro)
	Year ended March 31
	2009	2010	Change in euro
Sales and operating revenue	€10,278	€6,457	-37.2%
Income (loss) before taxes	(633)	(654)	-
Net income (loss)	(489)	(522)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the year ended March 31, 2010 decreased 37.2% year-on-year, mainly driven by significantly lower unit shipments as a result of continued challenging market conditions in all regions.  Despite the significantly lower sales, the loss before taxes increased only slightly to €654 million compared to the previous year, primarily due to a year-on-year reduction in research and development expenses, as well as selling and administrative expenses.  As a result, Sony recorded equity in net loss of Sony Ericsson of ¥34.5 billion ($371 million) for the current fiscal year, compared to a loss of ¥30.3 billion in the prior fiscal year.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14 respectively.

Operating Activities: During the fiscal year ended March 31, 2010, there was a net cash inflow of ¥912.9 billion ($9,816 million) from operating activities, an increase of ¥505.8 billion, or 124.2% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of ¥570.2 billion ($6,131 million) for the current fiscal year, an increase of ¥457.5 billion, or 406.0% year-on-year.  The major cash inflow factors included a cash contribution from net income after taking into account depreciation and amortization (including amortization of film costs), an increase in notes and accounts payable, trade, and a decrease in inventories.  This exceeded cash outflow, which included increases in film costs and in notes and accounts receivable, trade.  Compared with the prior fiscal year, the net cash inflow increased mainly due to an increase in notes and accounts payable, trade in the current fiscal year compared to a decrease in the prior fiscal year and lower tax payments. This increase was partially offset by an increase in notes and accounts receivable, trade in the current fiscal year compared to a decrease in the prior fiscal year.

The Financial Services segment had a net cash inflow of ¥348.0 billion ($3,742 million), an increase of ¥47.9 billion, or 16.0% year-on-year.  For the current fiscal year, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life.  Compared with the prior fiscal year, net cash inflow increased primarily reflecting the increase in revenue from insurance premiums at Sony Life noted above.

Investing Activities: During the current fiscal year, Sony used ¥746.0 billion ($8,022 million) of net cash in investing activities, a decrease of ¥335.3 billion, or 31.0% year-on-year.

For all segments excluding the Financial Services segment, there was ¥247.9 billion ($2,666 million) of net cash used, a decrease of ¥239.5 billion, or 49.1% year-on-year.  During the current fiscal year, net cash was used mainly for purchases of manufacturing equipment.  The net cash used decreased year-on-year primarily as a result of lower investments in and purchases of manufacturing equipment, although the prior fiscal year benefited from proceeds generated mainly from the sale of semiconductor fabrication equipment.

The Financial Services segment used ¥475.7 billion ($5,115 million) of net cash, a decrease of ¥126.6 billion, or 21.0% year-on-year.  Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash used within the Financial Services segment decreased year-on-year primarily due to a decrease in investments at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the current fiscal year was ¥322.3 billion ($3,465 million), an improvement of ¥697.1 billion compared to net cash used in the prior fiscal year.

Financing Activities: During the current fiscal year, ¥365.0 billion ($3,925 million) of net cash was provided by financing activities, an increase of ¥97.6 billion, or 36.5% year-on-year.  For all segments excluding the Financial Services segment, there was a ¥98.6 billion ($1,061 million) net cash inflow, an increase of ¥88.7 billion or 891.7% year-on year.  This was primarily due to issuances of long-term corporate bonds and borrowings from banks in the current fiscal year, which were partially offset by net repayments of short-term borrowings including commercial paper.  In June 2009, Sony Corporation issued domestic straight bonds totaling ¥220 billion ($2,366 million) in Japan with maturities ranging from 3 to 10 years.  In the Financial Services segment, financing activities generated ¥238.6 billion ($2,566 million) of net cash, a decrease of ¥21.7 billion, or 8.3% year-on-year, primarily due to a decrease in short-term borrowings, net for the current fiscal year compared to an increase for the prior fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2010 was ¥1,191.6 billion ($12,813 million).  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥984.9 billion ($10,590 million), an increase of ¥419.9 billion, or 74.3%, compared with the balance as of March 31, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of ¥788.5 billion of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥206.7 billion ($2,223 million), an increase of ¥110.9 billion, or 115.8%, compared with the balance as of March 31, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the section Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	2010

Net cash provided by operating activities reported	¥407.2	¥912.9	$9,816
in the consolidated statements of cash flows
Net cash used in investing activities reported in the	(1,081.3)	(746.0)	(8,022)
consolidated statements of cash flows
	(674.1)	166.9	1,794

Less: Net cash provided by operating activities	300.1	348.0	3,742
within the Financial Services segment
Less: Net cash used in investing activities within the	(602.4)	(475.7)	(5,115)
Financial Services segment
Eliminations **	(3.0)	27.7	298

Cash flow from operating and investing activities	¥(374.8)	¥322.3	$3,465
combined excluding the Financial Services
segment’s activities

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Consolidated Results for the Fourth Quarter ended March 31, 2010

Sales were ¥1,715.1 billion ($18,442 million), an increase of 12.5% compared with the same quarter of the previous fiscal year.

During the quarter ended March 31, 2010, the average rate of the yen was ¥89.7 against the U.S. dollar and ¥124.1 against the euro, which was 3.2% higher and 3.1% lower, respectively, than the prior fiscal year’s fourth quarter.  On a local currency basis, consolidated sales increased 12% year-on-year.  For references to sales on a local currency basis, see Note on page 10.

In the CPD segment, sales increased significantly due to increased sales of imaging sensors, small to mid-sized LCD panels and system LSIs for the game business, although sales of BRAVIA LCD televisions decreased.  In the NPS segment, sales increased significantly due to higher sales of VAIO PCs and in the game business and other products.  In the B2B & Disc segment, sales increased mainly due to higher disc manufacturing sales and sales of broadcast- and professional-use products.  In the Pictures segment, sales increased primarily due to higher worldwide home entertainment revenues from films including Michael Jackson’s This Is It and 2012.  In the Music segment, sales increased due to the strong sales of a number of recent releases including Sade’s new studio release, Soldier of Love, new breakthrough artist Ke$ha’s debut release, Animal and Usher’s recent release, Raymond v Raymond.  In the Financial Services segment, revenue increased significantly due primarily to an improvement in net valuation gains from investments in convertible bonds in the general account, an improvement in net gains from investments in the separate account, an increase in revenue from insurance premiums and improvement in net gains from other investments in the general account at Sony Life.

An operating loss of ¥56.0 billion ($603 million) was reported, compared to an operating loss of ¥294.3 billion in the same quarter of the previous fiscal year.  The primary factors causing the improved results include an improvement in the cost of sales ratio and a reduction in selling, general and administrative expenses primarily in the CPD segment and an improvement in operating results in the Financial Services segment.

In the CPD segment, operating loss improved significantly due to higher profitability in imaging sensors, Cyber-Shot compact digital cameras and other products, although BRAVIA LCD televisions profitability decreased due to the recording of a ¥27.1 billion non-cash charge related to LCD television asset impairment and the impact of sales declines.  (For reference to LCD television asset impairment, see footnote *** on page 2.)  In the NPS segment, operating loss decreased due to an improvement in the operating results of the game business, VAIO PCs and other products.  In the B2B & Disc segment, operating loss decreased mainly due to an improvement in the profitability of broadcast- and professional-use products and disc manufacturing both from higher sales.  In the Pictures segment, operating income increased significantly due to the sale of a portion of SPE’s equity interest in HBO Latin America and the sale of all of its equity interest in HBO Central Europe.  The total gain recognized from these sales was ¥22.0 billion ($236 million).  Despite increased sales, an operating loss was recorded for the Music segment compared to operating income in the prior fiscal year’s fourth quarter, primarily due to higher talent costs as well as higher restructuring costs associated with the latest initiatives to reduce the worldwide cost structure.  In the Financial Services segment, operating income significantly increased due to the above-noted factors in the general account at Sony Life and the decrease in provisions of policy reserves because of the revision of the future investment yield of variable life insurance products in the separate account.

Restructuring charges, recorded as operating expenses, amounted to ¥44.1 billion ($474 million) for the current quarter compared to ¥61.9 billion for the same quarter of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating loss, was ¥3.1 billion ($33 million) compared to equity in net loss of ¥17.7 billion in the same quarter of the previous fiscal year.  Equity in net income of Sony Ericsson was ¥1.1 billion ($11 million), compared to a loss of ¥17.8 billion in the same quarter of the previous fiscal year.  This improvement was primarily due to a more favorable product mix, the positive impact of the cost reduction program and the benefit from the resolution of certain royalty matters during the current quarter.  Equity in net income for S-LCD increased ¥0.6 billion compared to the same quarter of the prior fiscal year to ¥1.4 billion ($15 million) in the current quarter.

The net effect of other income and expenses improved by ¥26.4 billion ($284 million) primarily due to the recording of a net foreign exchange gain in the current quarter versus a significant net foreign exchange loss in the prior year’s fourth quarter.

Loss before income taxes was ¥47.0 billion ($505 million), compared to a loss of ¥311.6 billion in the same quarter of the previous fiscal year due to the improvement in operating results as discussed above.

Income taxes: Sony recorded an income tax benefit amounting to ¥5.4 billion ($58 million).  In the fourth quarter of the current fiscal year, the effective tax rate was 11.5% mainly due to an increase in tax reserves.

Net loss attributable to Sony Corporation’s stockholders was ¥56.6 billion ($608 million), compared to a loss of ¥165.1 billion in the same quarter of the previous fiscal year.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rates in the previous fiscal year and the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year and the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Rewarding Shareholders

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders.  It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

A year-end dividend of ¥12.5 ($0.13) per share (the same as the amount paid in the previous fiscal year) will be payable as of June 2, 2010.  Sony has already paid an interim dividend in December 2009 of ¥12.5 ($0.13) per share to each shareholder bringing the total annual dividend to ¥25 ($0.27) per share.

With regards to the annual dividend for the fiscal year ending March 31, 2011, Sony has not yet decided on the amount and will make this decision based on future financial results and cash flows.

Outlook for the Fiscal Year ending March 31, 2011

The forecast for consolidated results for the fiscal year ending March 31, 2011 are as follows:

	(Billions of yen)
	Current Forecast	Change from March 31, 2010 Results	March 31, 2010 Results
Sales and operating revenue	¥7,600	+5%	¥7,214.0
Operating income	160	404	31.8
Income before income taxes	140	420	26.9
Net income (loss) attributable to Sony Corporation’s stockholders	50	-	(40.8)

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and LCD television asset impairment, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	Current Forecast	Change from March 31, 2010 Results	March 31, 2010 Results
Operating income	¥160	+404%	¥31.8
Less: Equity in net income (loss) of affiliated companies	10	-	(30.2)
Add: Restructuring charges recorded within operating expenses	80	-36	124.3
Add: LCD television asset impairment	-	-	27.1
Operating income, as adjusted	¥230	+8%	¥213.4

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving its objectives. This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

	(Billions of yen)
	Current Forecast	Change from March 31, 2010 Results	March 31, 2010 Results
Capital expenditures (addition to Property, Plant and Equipment)*	¥220	+14%	¥192.7
Depreciation and amortization**	340	-8	371.0
[for Property, Plant and Equipment (included above)	230	-12	260.2	]
Research and development expenses	450	+4	432.0

*   Investments in equity affiliates are not included within the forecast for capital expenditures.

**  The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

Assumed foreign currency exchange rates: approximately ¥90 to the U.S. dollar and approximately ¥125 to the euro.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations for the fiscal year ending March 31, 2011, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be after April 1, 2010.  Accordingly, these market fluctuations could further impact the current forecast.

Restructuring charges are expected to be approximately ¥80 billion for the Sony group in the fiscal year ending March 31, 2011 compared to ¥124.3 billion recorded in the fiscal year ended March 31, 2010.  This amount is recorded as an operating expense in the above forecast for operating income.

Equity in net income of affiliated companies is expected to be recorded in the fiscal year ending March 31, 2011, compared with equity in net loss in the fiscal year ended March 31, 2010, primarily due to an expected significant improvement at Sony Ericsson.

The forecast for each business segment is as follows:

CPD

Despite unfavorable foreign currency exchange rates, a significant increase in sales is expected and operating income is expected to be recorded compared to a loss in the fiscal year ended March 31, 2010, mainly due to expected improved performance in the television business as a result of a significant increase in unit sales and ongoing structural transformation initiatives resulting in cost reductions.

NPS

Sales are expected to increase due to an expected increase in sales of VAIO PCs, network services, Digital Readers and other products.  Operating loss is also expected to decrease significantly due to an expected improvement in the results in the game business and VAIO PCs.

B2B & Disc Manufacturing

A slight increase in sales is expected primarily due to an increase in B2B business sales.  Operating loss is expected to be almost unchanged year-on-year primarily due to expected unfavorable foreign currency exchange rates.

Pictures

Sales are expected to decrease primarily due to lower worldwide theatrical and home entertainment revenues, partially offset by an increase in advertising and subscription revenues from SPE’s international channels. Operating income is also expected to decrease due to the absence of gains on the sale of assets recognized in the fiscal year ended March 31, 2010 and the factors contributing to the decrease in sales mentioned above.

Music

Sales are expected to decrease and operating income is expected to decrease slightly primarily due to the ongoing decline in the physical music market and lower contribution from Michael Jackson catalog product compared to the fiscal year ended March 31, 2010.

Financial Services

In the fiscal year ended March 31, 2010, operating results in the Financial Services segment improved significantly due to an approximately ¥30 billion positive impact at Sony Life as a result of improvements in the Japanese stock market and due to active changes in the composition of the investment portfolio at Sony Life reflecting the market improvement.  Revenue and operating income are expected to decrease in the fiscal year ending March 31, 2011, as due to Sony’s policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations for the fiscal year ending March 31, 2011, have not been incorporated within the above forecast.  The expected decrease in revenue and operating income for the fiscal year ending March 31, 2011 also reflects an expected decrease in net gains from investments in the general account as well as anticipated increases in operating expenses and insurance payments at Sony Life.

Business Direction for the Fiscal Year ending March 31, 2011

For the fiscal year ending March 31, 2011, Sony plans to aggressively pursue the following initiatives in order to create future revenue sources.  Sony plans to launch 3D-related products and network services and plans to develop other new businesses to realize future growth.  Sony also plans to continue to enhance profitable business structures through proactive transformation initiatives and cost reductions.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to successfully implement business restructuring and transformation efforts; (vi) Sony’s ability to successfully implement its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to successfully conduct asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/09q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31
ASSETS	2009	2010	Change from 2009			2010
Current assets:
Cash and cash equivalents	¥660,789	¥1,191,608	¥	+530,819	+80.3%	$12,813
Marketable securities	466,912	579,493		+112,581	+24.1	6,231
Notes and accounts receivable, trade	963,837	996,100		+32,263	+3.3	10,711
Allowance for doubtful accounts and sales returns	(110,383)	(104,475)		+5,908	-5.4	(1,123)
Inventories	813,068	645,455		-167,613	-20.6	6,940
Deferred income taxes	189,703	197,598		+7,895	+4.2	2,125
Prepaid expenses and other current assets	636,709	627,093		-9,616	-1.5	6,742
	3,620,635	4,132,872		+512,237	+14.1	44,439

Film costs	306,877	310,065		+3,188	+1.0	3,334

Investments and advances:
Affiliated companies	236,779	229,051		-7,728	-3.3	2,463
Securities investments and other	4,561,651	5,070,342		+508,691	+11.2	54,520
	4,798,430	5,299,393		+500,963	+10.4	56,983

Property, plant and equipment:
Land	155,665	153,067		-2,598	-1.7	1,646
Buildings	911,269	897,054		-14,215	-1.6	9,646
Machinery and equipment	2,343,839	2,235,032		-108,807	-4.6	24,033
Construction in progress	100,027	71,242		-28,785	-28.8	766
Less-Accumulated depreciation	(2,334,937)	(2,348,444)		-13,507	+0.6	(25,253)
	1,175,863	1,007,951		-167,912	-14.3	10,838
Other assets:
Intangibles, net	396,348	378,917		-17,431	-4.4	4,074
Goodwill	443,958	438,869		-5,089	-1.1	4,719
Deferred insurance acquisition costs	400,412	418,525		+18,113	+4.5	4,500
Deferred income taxes	359,050	403,537		+44,487	+12.4	4,339
Other	511,938	475,985		-35,953	-7.0	5,119
	2,111,706	2,115,833		+4,127	+0.2	22,751
	¥12,013,511	¥12,866,114	¥	+852,603	+7.1%	$138,345

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥303,615	¥48,785		¥-254,830	-83.9%	$525
Current portion of long-term debt	147,540	235,822		+88,282	+59.8	2,536
Notes and accounts payable, trade	560,795	817,118		+256,323	+45.7	8,786
Accounts payable, other and accrued expenses	1,036,830	1,003,197		-33,633	-3.2	10,787
Accrued income and other taxes	46,683	69,175		+22,492	+48.2	744
Deposits from customers in the banking business	1,326,360	1,509,488		+183,128	+13.8	16,231
Other	389,077	376,340		-12,737	-3.3	4,046
	3,810,900	4,059,925		+249,025	+6.5	43,655

Long-term debt	660,147	924,207		+264,060	+40.0	9,938
Accrued pension and severance costs	365,706	295,526		-70,180	-19.2	3,178
Deferred income taxes	188,359	236,521		+48,162	+25.6	2,543
Future insurance policy benefits and other	3,521,060	3,876,292		+355,232	+10.1	41,681
Other	250,737	188,088		-62,649	-25.0	2,021
Total liabilities	8,796,909	9,580,559		+783,650	+8.9	103,016

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,765	630,822		+57	+0.0	6,783
Additional paid-in capital	1,155,034	1,157,812		+2,778	+0.2	12,450
Retained earnings	1,916,951	1,851,004		-65,947	-3.4	19,903
Accumulated other comprehensive income	(733,443)	(669,058)		+64,385	-8.8	(7,195)
Treasury stock, at cost	(4,654)	(4,675)		-21	+0.5	(50)
	2,964,653	2,965,905		+1,252	+0.0	31,891

Noncontrolling interests	251,949	319,650		+67,701	+26.9	3,438
Total equity	3,216,602	3,285,555		+68,953	+2.1	35,329
	¥12,013,511	¥12,866,114	¥	+852,603	+7.1%	$138,345

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Fiscal year ended March 31
	2009	2010	Change from 2009			2010
Sales and operating revenue:
Net sales	¥7,110,053	¥6,293,005		¥-817,048	-11.5%	$67,667
Financial service revenue	523,307	838,300		+314,993	+60.2	9,014
Other operating revenue	96,633	82,693		-13,940	-14.4	889
	7,729,993	7,213,998		-515,995	-6.7	77,570
Costs and expenses:
Cost of sales	5,660,504	4,892,563		-767,941	-13.6	52,608
Selling, general and administrative	1,686,030	1,544,890		-141,140	-8.4	16,612
Financial service expenses	547,825	671,550		+123,725	+22.6	7,221
(Gain) loss on sale, disposal or impairment of assets, net	38,308	42,988		+4,680	+12.2	462
	7,932,667	7,151,991		-780,676	-9.8	76,903

Equity in net loss of affiliated companies	(25,109)	(30,235)		-5,126	-	(325)

Operating income (loss)	(227,783)	31,772		+259,555	-	342

Other income:
Interest and dividends	22,317	13,191		-9,126	-40.9	142
Gain on sale of securities investments, net	1,281	9,953		+8,672	+677.0	107
Foreign exchange gain, net	48,568	-		-48,568	-	-
Other	26,659	20,690		-5,969	-22.4	222
	98,825	43,834		-54,991	-55.6	471

Other expenses:
Interest	24,376	22,505		-1,871	-7.7	242
Loss on devaluation of securities investments	4,427	2,946		-1,481	-33.5	32
Foreign exchange loss, net	-	10,876		+10,876	-	117
Other	17,194	12,367		-4,827	-28.1	133
	45,997	48,694		+2,697	+5.9	524

Income (loss) before income taxes	(174,955)	26,912		+201,867	-	289

Income taxes	(72,741)	13,958		+86,699	-	150

Net income (loss)	(102,214)	12,954		+115,168	-	139

Less - Net income (loss) attributable to noncontrolling	(3,276)	53,756		+57,032	-	578
interests

Net loss attributable to Sony Corporation's stockholders	¥(98,938)	¥(40,802)	¥	+58,136	-%	$(439)

Per share data:
Net loss attributable to Sony Corporation's
stockholders
— Basic	¥(98.59)	¥(40.66)	¥	+57.93	-%	$(0.44)
— Diluted	(98.59)	(40.66)		+57.93	-	(0.44)

	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended March 31
	2009	2010	Change from 2009			2010
Sales and operating revenue:
Net sales	¥1,355,051	¥1,481,178	¥	+126,127	+9.3%	$15,927
Financial service revenue	147,898	213,062		+65,164	+44.1	2,291
Other operating revenue	21,111	20,830		-281	-1.3	224
	1,524,060	1,715,070		+191,010	+12.5	18,442
Costs and expenses:
Cost of sales	1,213,948	1,185,478		-28,470	-2.3	12,747
Selling, general and administrative	409,990	394,145		-15,845	-3.9	4,238
Financial service expenses	145,618	164,281		+18,663	+12.8	1,767
(Gain) loss on sale, disposal or impairment of assets, net	31,127	30,302		-825	-2.7	326
	1,800,683	1,774,206		-26,477	-1.5	19,078

Equity in net income (loss) of affiliated companies	(17,685)	3,097		+20,782	-	33

Operating loss	(294,308)	(56,039)		+238,269	-	(603)

Other income:
Interest and dividends	3,784	3,050		-734	-19.4	33
Gain on sale of securities investments, net	455	7,369		+6,914	-	79
Foreign exchange gain, net	-	2,436		+2,436	-	26
Other	2,831	4,730		+1,899	+67.1	51
	7,070	17,585		+10,515	+148.7	189

Other expenses:
Interest	6,086	4,622		-1,464	-24.1	50
Loss on devaluation of securities investments	1,627	1,806		+179	+11.0	19
Foreign exchange loss, net	11,504	-		-11,504	-	-
Other	5,180	2,101		-3,079	-59.4	22
	24,397	8,529		-15,868	-65.0	91

Loss before income taxes	(311,635)	(46,983)		+264,652	-	(505)

Income taxes	(147,202)	(5,399)		+141,803	-	(58)

Net loss	(164,433)	(41,584)		+122,849	-	(447)

Less - Net income attributable to noncontrolling	707	14,984		+14,277	-	161
interests

Net loss attributable to Sony Corporation's stockholders	¥(165,140)	¥(56,568)	¥	+108,572	-%	$(608)

Per share data:
Net loss attributable to Sony Corporation's
stockholders
— Basic	¥(164.56)	¥(56.37)	¥	+108.19	-%	$(0.61)
— Diluted	(164.56)	(56.37)		+108.19	-	(0.61)

Consolidated Statements of Changes in Stockholders' Equity

						(Millions of yen)
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation's stockholders' equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	¥630,576	¥1,151,447	¥2,059,361	¥(371,527)	¥(4,768)	¥3,465,089	¥276,849	¥3,741,938
Exercise of stock acquisition rights	189	189				378	18	396
Stock based compensation		3,423				3,423		3,423

Comprehensive income:
Net loss			(98,938)			(98,938)	(3,276)	(102,214)
Other comprehensive income, net of tax
Unrealized losses on securities				(40,859)		(40,859)	(15,992)	(56,851)
Unrealized gains on derivative instruments				1,787		1,787		1,787
Pension liability adjustment				(74,517)		(74,517)	(548)	(75,065)
Foreign currency translation adjustments				(247,697)		(247,697)	797	(246,900)
Total comprehensive loss						(460,224)	(19,019)	(479,243)

Stock issue costs, net of tax			(4)			(4)		(4)
Dividends declared			(42,648)			(42,648)	(6,056)	(48,704)
Purchase of treasury stock					(302)	(302)		(302)
Reissuance of treasury stock		(25)	(152)		416	239		239
Transactions with noncontrolling interests shareholders and other							157	157
Effects of changing the pension plan measurement date			(668)	(630)		(1,298)		(1,298)
Balance at March 31, 2009	¥630,765	¥1,155,034	¥1,916,951	¥(733,443)	¥(4,654)	¥2,964,653	¥251,949	¥3,216,602

Balance at March 31, 2009	¥630,765	¥1,155,034	¥1,916,951	¥(733,443)	¥(4,654)	¥2,964,653	¥251,949	¥3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock based compensation		2,174				2,174		2,174

Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507
Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		(118)	61		61
Transactions with noncontrolling interests
shareholders and other		547				547	3,179	3,726
Balance at March 31, 2010	¥630,822	¥1,157,812	¥1,851,004	¥(669,058)	¥(4,675)	¥2,965,905	¥319,650	¥3,285,555

						(Millions of U.S. dollars)
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation's stockholders' equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	$6,782	$12,420	$20,612	$(7,886)	$(50)	$31,878	$2,709	$34,587
Exercise of stock acquisition rights	1	1				2	0	2
Stock based compensation		23				23		23

Comprehensive income:
Net income (loss)			(439)			(439)	578	139
Other comprehensive income, net of tax
Unrealized gains on securities				347		347	178	525
Unrealized gains on derivative instruments				16		16	0	16
Pension liability adjustment				255		255	(0)	255
Foreign currency translation adjustments				73		73	(4)	69
Total comprehensive income						252	752	1,004

Dividends declared			(270)			(270)	(58)	(328)
Purchase of treasury stock					(1)	(1)		(1)
Reissuance of treasury stock			(0)		1	1		1
Transactions with noncontrolling interests shareholders and other		6				6	35	41
Balance at March 31, 2010	$6,783	$12,450	$19,903	$(7,195)	$(50)	$31,891	$3,438	$35,329

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Fiscal year ended March 31
	2009	2010	2010
Cash flows from operating activities:
Net income (loss)	¥(102,214)	¥12,954	$139
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization, including amortization of	405,443	371,004	3,989
deferred insurance acquisition costs
Amortization of film costs	255,713	277,665	2,986
Stock-based compensation expense	3,446	2,202	24
Accrual for pension and severance costs, less payments	16,654	(9,763)	(105)
Loss on sale, disposal or impairment of assets, net	38,308	42,988	462
(Gain) loss on sale or devaluation of securities investments, net	3,146	(7,007)	(75)
(Gain) loss on revaluation of marketable securities held in the financial	77,952	(49,837)	(536)
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	101,114	(53,984)	(580)
in the financial service business, net
Deferred income taxes	(153,262)	(34,740)	(374)
Equity in net (income) losses of affiliated companies, net of dividends	65,470	36,183	389
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	218,168	(53,306)	(573)
Decrease in inventories	160,432	148,584	1,598
Increase in film costs	(264,412)	(296,819)	(3,192)
Increase (decrease) in notes and accounts payable, trade	(375,842)	262,032	2,818
Increase (decrease) in accrued income and other taxes	(163,200)	63,619	684
Increase in future insurance policy benefits and other	174,549	284,972	3,064
Increase in deferred insurance acquisition costs	(68,666)	(71,999)	(774)
Increase in marketable securities held in the financial service	(26,088)	(8,335)	(90)
business for trading purpose
(Increase) decrease in other current assets	134,175	(32,405)	(348)
Increase (decrease) in other current liabilities	(105,155)	5,321	57
Other	11,422	23,578	253
Net cash provided by operating activities	407,153	912,907	9,816

Cash flows from investing activities:
Payments for purchases of fixed assets	(496,125)	(338,050)	(3,635)
Proceeds from sales of fixed assets	153,439	15,671	169
Payments for investments and advances by financial service business	(2,496,783)	(1,581,841)	(17,009)
Payments for investments and advances (other than financial service business)	(178,335)	(41,838)	(450)
Proceeds from maturities of marketable securities, sales of securities investments	1,923,264	1,128,500	12,134
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	11,569	54,324	584
and collections of advances (other than financial service business)
Other	1,629	17,230	185
Net cash used in investing activities	(1,081,342)	(746,004)	(8,022)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	72,188	510,128	5,485
Payments of long-term debt	(264,467)	(144,105)	(1,550)
Increase (decrease) in short-term borrowings, net	244,584	(250,252)	(2,691)
Increase in deposits from customers in the financial service business, net	261,619	276,454	2,973
Dividends paid	(42,594)	(25,085)	(270)
Proceeds from issuance of shares under stock-based compensation plans	378	114	1
Other	(4,250)	(2,240)	(23)
Net cash provided by financing activities	267,458	365,014	3,925

Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)	(11)

Net increase (decrease) in cash and cash equivalents	(425,642)	530,819	5,708
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,105

Cash and cash equivalents at end of the fiscal year	¥660,789	¥1,191,608	$12,813

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2009	2010	Change	2010
Consumer Products & Devices
Customers	¥3,597,233	¥2,921,403	-18.8%	$31,413
Intersegment	434,250	306,309		3,294
Total	4,031,483	3,227,712	-19.9	34,707

Networked Products & Services
Customers	1,684,758	1,511,615	-10.3	16,254
Intersegment	70,885	64,232		691
Total	1,755,643	1,575,847	-10.2	16,945

B2B & Disc Manufacturing
Customers	464,321	404,114	-13.0	4,345
Intersegment	95,672	100,119		1,077
Total	559,993	504,233	-10.0	5,422

Pictures
Customers	717,513	705,237	-1.7	7,583
Intersegment	-	-		-
Total	717,513	705,237	-1.7	7,583

Music
Customers	363,074	511,097	+40.8	5,496
Intersegment	23,979	11,519		124
Total	387,053	522,616	+35.0	5,620

Financial Services
Customers	523,307	838,300	+60.2	9,014
Intersegment	14,899	13,096		141
Total	538,206	851,396	+58.2	9,155

All Other
Customers	318,422	261,851	-17.8	2,816
Intersegment	-	-		-
Total	318,422	261,851	-17.8	2,816

Corporate and elimination	(578,320)	(434,894)	-	(4,678)
Consolidated total	¥7,729,993	¥7,213,998	-6.7%	$77,570

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer Products & Devices	¥(115,078)	¥(46,475)	-%	$(500)
Networked Products & Services	(87,428)	(83,077)	-	(893)
B2B & Disc Manufacturing	6,480	(7,216)	-	(78)
Pictures	29,916	42,814	+43.1	460
Music	27,843	36,513	+31.1	393
Financial Services	(31,157)	162,492	-	1,747
Equity in net loss of Sony Ericsson	(30,255)	(34,514)	-	(371)
All Other	(4,241)	(4,807)	-	(51)
Total	(203,920)	65,730	-	707

Corporate and elimination	(23,863)	(33,958)	-	(365)
Consolidated total	¥(227,783)	¥31,772	-%	$342

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.
As a result of a modification of internal management reporting during the fiscal year ended March 31, 2010, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.

The revision had no impact on the consolidated results.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2009	2010	Change	2010
Consumer Products & Devices
Customers	¥596,238	¥643,172	+7.9%	$6,916
Intersegment	24,636	41,487		446
Total	620,874	684,659	+10.3	7,362

Networked Products & Services
Customers	293,830	356,476	+21.3	3,833
Intersegment	7,319	13,773		148
Total	301,149	370,249	+22.9	3,981

B2B & Disc Manufacturing
Customers	98,140	105,071	+7.1	1,130
Intersegment	24,293	32,042		344
Total	122,433	137,113	+12.0	1,474

Pictures
Customers	186,679	195,591	+4.8	2,103
Intersegment	-	-		-
Total	186,679	195,591	+4.8	2,103

Music
Customers	114,555	122,484	+6.9	1,317
Intersegment	6,352	3,358		36
Total	120,907	125,842	+4.1	1,353

Financial Services
Customers	147,898	213,062	+44.1	2,291
Intersegment	3,496	3,074		33
Total	151,394	216,136	+42.8	2,324

All Other
Customers	77,833	60,493	-22.3	650
Intersegment	-	-		-
Total	77,833	60,493	-22.3	650

Corporate and elimination	(57,209)	(75,013)	-	(805)
Consolidated total	¥1,524,060	¥1,715,070	+12.5%	$18,442

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2009	2010	Change	2010
Consumer Products & Devices	¥(205,050)	¥(100,774)	-%	$(1,084)
Networked Products & Services	(40,811)	(7,011)	-	(75)
B2B & Disc Manufacturing	(21,401)	(1,576)	-	(17)
Pictures	14,242	33,271	+133.6	358
Music	745	(608)	-	(7)
Financial Services	944	46,436	-	499
Equity in net income (loss) of Sony Ericsson	(17,805)	1,056	-	11
All Other	(9,599)	(6,128)	-	(65)
Total	(278,735)	(35,334)	-	(380)

Corporate and elimination	(15,573)	(20,705)	-	(223)
Consolidated total	¥(294,308)	¥(56,039)	-%	$(603)

The 2009 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.
As a result of a modification of internal management reporting during the fiscal year ended March 31, 2010, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.

The revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer Products & Devices
Televisions	¥1,275,692	¥1,005,773	-21.2%	$10,815
Digital Imaging	863,837	679,225	-21.4	7,303
Audio and Video	555,706	469,606	-15.5	5,050
Semiconductors	267,167	277,885	+4.0	2,988
Components	623,931	479,145	-23.2	5,152
Other	10,900	9,769	-10.4	105
Total	3,597,233	2,921,403	-18.8	31,413

Networked Products & Services
Game	984,855	840,711	-14.6	9,040
PC and Other Networked Businesses	699,903	670,904	-4.1	7,214
Total	1,684,758	1,511,615	-10.3	16,254

B2B & Disc Manufacturing	464,321	404,114	-13.0	4,345
Pictures	717,513	705,237	-1.7	7,583
Music	363,074	511,097	+40.8	5,496
Financial Services	523,307	838,300	+60.2	9,014
All Other	318,422	261,851	-17.8	2,816
Corporate	61,365	60,381	-1.6	649
Consolidated total	¥7,729,993	¥7,213,998	-6.7%	$77,570

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010

Consumer Products & Devices
Televisions	¥227,012	¥202,721	-10.7%	$2,180
Digital Imaging	126,748	135,731	+7.1	1,459
Audio and Video	95,191	95,698	+0.5	1,029
Semiconductors	40,027	79,267	+98.0	852
Components	104,820	125,338	+19.6	1,348
Other	2,440	4,417	+81.0	48
Total	596,238	643,172	+7.9	6,916

Networked Products & Services
Game	154,827	178,161	+15.1	1,916
PC and Other Networked Businesses	139,003	178,315	+28.3	1,917
Total	293,830	356,476	+21.3	3,833

B2B & Disc Manufacturing	98,140	105,071	+7.1	1,130
Pictures	186,679	195,591	+4.8	2,103
Music	114,555	122,484	+6.9	1,317
Financial Services	147,898	213,062	+44.1	2,291
All Other	77,833	60,493	-22.3	650
Corporate	8,887	18,721	+110.7	202
Consolidated total	¥1,524,060	¥1,715,070	+12.5%	$18,442

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on page F-6 and F-7.

Sony management views the CPD segment and the NPS segment as single operating segments. However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments. Additionally, Sony realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2010 to reflect the segment reclassification. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation. In the CPD segment Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, digital SLR cameras and video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; and Components includes batteries, recording media and data recording systems. In the NPS segment Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥1,873,219	¥2,099,297	+12.1%	$22,573
United States	1,827,812	1,595,016	-12.7	17,151
Europe	1,987,692	1,644,698	-17.3	17,685
Other Areas	2,041,270	1,874,987	-8.1	20,161
Total	¥7,729,993	¥7,213,998	-6.7%	$77,570

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2009	2010	Change	2010
Japan	¥452,405	¥528,607	+16.8%	$5,684
United States	356,285	365,931	+2.7	3,935
Europe	351,972	358,933	+2.0	3,859
Other Areas	363,398	461,599	+27.0	4,964
Total	¥1,524,060	¥1,715,070	+12.5%	$18,442

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31
ASSETS	2009	2010	Change		2010
Current assets:
Cash and cash equivalents	¥95,794	¥206,742	¥	+110,948	$2,223
Marketable securities	463,809	576,129		+112,320	6,195
Other	271,542	265,465		-6,077	2,854
	831,145	1,048,336		+217,191	11,272

Investments and advances	4,510,668	4,967,125		+456,457	53,410
Property, plant and equipment	30,778	34,725		+3,947	373
Other assets:
Deferred insurance acquisition costs	400,412	418,525		+18,113	4,500
Other	132,654	108,421		-24,233	1,167
	533,066	526,946		-6,120	5,667
	¥5,905,657	¥6,577,132	¥	+671,475	$70,722
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥65,636	¥86,102		+20,466	$926
Notes and accounts payable, trade	16,855	13,709		-3,146	147
Deposits from customers in the banking business	1,326,360	1,509,488		+183,128	16,231
Other	143,781	164,545		+20,764	1,770
	1,552,632	1,773,844		+221,212	19,074

Long-term debt	97,296	42,536		-54,760	457
Future insurance policy benefits and other	3,521,060	3,876,292		+355,232	41,681
Other	168,409	201,825		+33,416	2,170
Total liabilities	5,339,397	5,894,497		+555,100	63,382

Equity:
Sony Corporation's stockholders' equity	565,135	681,500		+116,365	7,328
Noncontrolling interests	1,125	1,135		+10	12
Total equity	566,260	682,635		+116,375	7,340

	¥5,905,657	¥6,577,132	¥	+671,475	$70,722

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31
ASSETS	2009	2010	Change		2010
Current assets:
Cash and cash equivalents	¥564,995	¥984,866	¥	+419,871	$10,590
Marketable securities	3,103	3,364		+261	36
Notes and accounts receivable, trade	847,214	887,694		+40,480	9,545
Other	1,426,045	1,243,345		-182,700	13,370
	2,841,357	3,119,269		+277,912	33,541

Film costs	306,877	310,065		+3,188	3,334
Investments and advances	339,389	376,669		+37,280	4,050
Investments in Financial Services, at cost	116,843	116,843		—	1,256
Property, plant and equipment	1,145,085	973,226		-171,859	10,465
Other assets	1,621,396	1,626,764		+5,368	17,492
	¥6,370,947	¥6,522,836	¥	+151,889	$70,138
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥431,536	¥230,631		¥-200,905	$2,480
Notes and accounts payable, trade	546,125	804,336		+258,211	8,649
Other	1,336,947	1,291,481		-45,466	13,887
	2,314,608	2,326,448		+11,840	25,016

Long-term debt	585,636	893,418		+307,782	9,607
Accrued pension and severance costs	354,817	283,382		-71,435	3,047
Other	348,684	299,808		-48,876	3,223
Total liabilities	3,603,745	3,803,056		+199,311	40,893

Equity:
Sony Corporation's stockholders' equity	2,727,562	2,662,712		-64,850	28,631
Noncontrolling interests	39,640	57,068		+17,428	614
Total equity	2,767,202	2,719,780		-47,422	29,245

	¥6,370,947	¥6,522,836	¥	+151,889	$70,138

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31
ASSETS	2009	2010	Change		2010
Current assets:
Cash and cash equivalents	¥660,789	¥1,191,608	¥	+530,819	$12,813
Marketable securities	466,912	579,493		+112,581	6,231
Notes and accounts receivable, trade	853,454	891,625		+38,171	9,588
Other	1,639,480	1,470,146		-169,334	15,807
	3,620,635	4,132,872		+512,237	44,439

Film costs	306,877	310,065		+3,188	3,334
Investments and advances	4,798,430	5,299,393		+500,963	56,983
Property, plant and equipment	1,175,863	1,007,951		-167,912	10,838
Other assets:
Deferred insurance acquisition costs	400,412	418,525		+18,113	4,500
Other	1,711,294	1,697,308		-13,986	18,251
	2,111,706	2,115,833		+4,127	22,751
	¥12,013,511	¥12,866,114	¥	+852,603	$138,345
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥451,155	¥284,607		¥-166,548	$3,061
Notes and accounts payable, trade	560,795	817,118		+256,323	8,786
Deposits from customers in the banking business	1,326,360	1,509,488		+183,128	16,231
Other	1,472,590	1,448,712		-23,878	15,577
	3,810,900	4,059,925		+249,025	43,655

Long-term debt	660,147	924,207		+264,060	9,938
Accrued pension and severance costs	365,706	295,526		-70,180	3,178
Future insurance policy benefits and other	3,521,060	3,876,292		+355,232	41,681
Other	439,096	424,609		-14,487	4,564
Total liabilities	8,796,909	9,580,559		+783,650	103,016

Equity:
Sony Corporation's stockholders' equity	2,964,653	2,965,905		+1,252	31,891
Noncontrolling interests	251,949	319,650		+67,701	3,438
Total equity	3,216,602	3,285,555		+68,953	35,329

	¥12,013,511	¥12,866,114	¥	+852,603	$138,345

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2009	2010	Change	2010

Financial service revenue	¥538,206	¥851,396	+58.2%	$9,155
Financial service expenses	567,567	687,559	+21.1	7,394
Equity in net loss of affiliated companies	(1,796)	(1,345)	-	(14)
Operating income (loss)	(31,157)	162,492	-	1,747
Other income (expenses), net	28	(966)	-	(10)
Imcome (loss) before income taxes	(31,129)	161,526	-	1,737
Income taxes and other	(6,922)	54,721	-	589
Net income (loss) attributable to Sony Corporation's stockholders	¥(24,207)	¥106,805	-%	$1,148

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2009	2010	Change	2010

Net sales and operating revenue	¥7,212,492	¥6,381,094	-11.5%	$68,614
Costs and expenses	7,387,236	6,484,642	-12.2	69,727
Equity in net loss of affiliated companies	(23,313)	(28,890)	-	(311)
Operating loss	(198,057)	(132,438)	-	(1,424)
Other income (expenses), net	58,254	1,836	-96.8	20
Loss before income taxes	(139,803)	(130,602)	-	(1,404)
Income taxes and other	(61,219)	(34,081)	-	(366)
Net loss attributable to Sony Corporation's stockholders	¥(78,584)	¥(96,521)	-%	$(1,038)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2009	2010	Change	2010

Financial service revenue	¥523,307	¥838,300	+60.2%	$9,014
Net sales and operating revenue	7,206,686	6,375,698	-11.5	68,556
	7,729,993	7,213,998	-6.7	77,570
Costs and expenses	7,932,667	7,151,991	-9.8	76,903
Equity in net loss of affiliated companies	(25,109)	(30,235)	-	(325)
Operating income (loss)	(227,783)	31,772	-	342
Other income (expenses), net	52,828	(4,860)	-	(53)
Imcome (loss) before income taxes	(174,955)	26,912	-	289
Income taxes and other	(76,017)	67,714	-	728
Net loss attributable to Sony Corporation's stockholders	¥(98,938)	¥(40,802)	-%	$(439)

	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended March 31
	2009	2010	Change	2010

Financial service revenue	¥151,394	¥216,136	+42.8%	$2,324
Financial service expenses	150,069	169,305	+12.8	1,821
Equity in net loss of affiliated companies	(381)	(395)	-	(4)
Operating income	944	46,436	-	499
Other income (expenses), net	(89)	(103)	-	(1)
Income before income taxes	855	46,333	-	498
Income taxes and other	3,857	14,997	+288.8	161
Net income (loss) attributable to Sony Corporation's stockholders	¥(3,002)	¥31,336	-%	$337

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended March 31
	2009	2010	Change	2010

Net sales and operating revenue	¥1,377,970	¥1,502,326	+9.0%	$16,154
Costs and expenses	1,656,315	1,608,811	-2.9	17,298
Equity in net income (loss) of affiliated companies	(17,304)	3,492	-	37
Operating loss	(295,649)	(102,993)	-	(1,107)
Other income (expenses), net	(16,841)	9,677	-	104
Loss before income taxes	(312,490)	(93,316)	-	(1,003)
Income taxes and other	(150,879)	(18,665)	-	(200)
Net loss attributable to Sony Corporation's stockholders	¥(161,611)	¥(74,651)	-%	$(803)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended March 31
	2009	2010	Change	2010

Financial service revenue	¥147,898	¥213,062	+44.1%	$2,291
Net sales and operating revenue	1,376,162	1,502,008	+9.1	16,151
	1,524,060	1,715,070	+12.5	18,442
Costs and expenses	1,800,683	1,774,206	-1.5	19,078
Equity in net income (loss) of affiliated companies	(17,685)	3,097	-	33
Operating loss	(294,308)	(56,039)	-	(603)
Other income (expenses), net	(17,327)	9,056	-	98
Loss before income taxes	(311,635)	(46,983)	-	(505)
Income taxes and other	(146,495)	9,585	-	103
Net loss attributable to Sony Corporation's stockholders	¥(165,140)	¥(56,568)	-%	$(608)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Fiscal year ended March 31
	2009	2010	2010

Net cash provided by operating activities	¥300,096	¥348,033	$3,742
Net cash used in investing activities	(602,368)	(475,720)	(5,115)
Net cash provided by financing activities	260,345	238,635	2,566
Net increase (decrease) in cash and cash equivalents	(41,927)	110,948	1,193
Cash and cash equivalents at beginning of the fiscal year	137,721	95,794	1,030
Cash and cash equivalents at the end of the fiscal year	¥95,794	¥206,742	$2,223

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Fiscal year ended March 31
	2009	2010	2010

Net cash provided by operating activities	¥112,695	¥570,222	$6,131
Net cash used in investing activities	(487,446)	(247,897)	(2,666)
Net cash provided by financing activities	9,947	98,644	1,061
Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)	(11)
Net increase (decrease) in cash and cash equivalents	(383,715)	419,871	4,515
Cash and cash equivalents at beginning of the fiscal year	948,710	564,995	6,075
Cash and cash equivalents at the end of the fiscal year	¥564,995	¥984,866	$10,590

	(Millions of yen, millions of U.S. dollars)
Consolidated	Fiscal year ended March 31
	2009	2010	2010

Net cash provided by operating activities	¥407,153	¥912,907	$9,816
Net cash used in investing activities	(1,081,342)	(746,004)	(8,022)
Net cash provided by financing activities	267,458	365,014	3,925
Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)	(11)
Net increase (decrease) in cash and cash equivalents	(425,642)	530,819	5,708
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,105
Cash and cash equivalents at the end of the fiscal year	¥660,789	¥1,191,608	$12,813

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥ 93 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2010.

2.	As of March 31, 2010, Sony had 1,266 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 73 affiliated companies.

3.
The weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.  All potentially dilutive shares have been excluded from the number of shares used in the computation of diluted earnings per share, because Sony incurred a net loss attributable to Sony Corporation’s stockholders and their inclusion would be anti-dilutive.

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
	2009	2010
Net loss attributable to Sony Corporation's stockholders
— Basic	1,003,499	1,003,520
— Diluted	1,003,499	1,003,520

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
	2009	2010
Net loss attributable to Sony Corporation's stockholders
— Basic	1,003,521	1,003,513
— Diluted	1,003,521	1,003,513

4.	Newly adopted accounting pronouncements
Fair value measurements -
In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for fair value measurements.  This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued supplemental guidance that partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities and removed certain leasing transactions from the scope of the guidance.  In addition, in October 2008, the FASB issued guidance which clarify the application of fair value measurements in a market that is not active, and was effective upon issuance.  On April 1, 2008, Sony adopted the new accounting guidance for fair value measurements with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The adoption of the guidance for fair value measurements did not have a material impact on Sony’s results of operations and financial position.

Accounting for collaborative arrangements -
In December 2007, the FASB issued new accounting guidance for collaborative arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties.  A collaborative arrangement is defined as a contractual arrangement that involved a joint operating activity.  Sony adopted the provisions of this guidance, which are being applied retrospectively to all periods presented, for all collaborative arrangements on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations -
In December 2007, the FASB issued new accounting guidance for business combinations, which principally applies prospectively to business combinations for which the acquisition date is on or after April 1, 2009.  This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances of deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance with adjustments reflected through the results of operations.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies.  This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -
In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the financial statement presentation and related disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  As a result of the reclassifications, the stockholders’ equity on the consolidated balance sheets for the fiscal year ended at March 31, 2009 has increased by 251,949 million yen and the net loss on the consolidated statements of income for the fiscal year ended March 31, 2009 has increased by 3,276 million yen.

In January 2010, the FASB issued supplemental guidance clarifying the accounting for decreases in ownership interests and expanding the disclosure requirements about the deconsolidation of a subsidiary or deconsolidation of a group of assets.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -
In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets.  This new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.   Under this new guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, this new guidance applies to intangible assets acquired after March 31, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting considerations -
In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments.  This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Recognition and presentation of other-than-temporary impairments for debt securities -
In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities.  This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  This guidance requires the separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon the adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements when there is no active market -
In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale.  This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements.  This guidance was effective for Sony as of April 1, 2009, and was applied prospectively.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting Standards Codification -
In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”).  The Codification became the single source for all authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”) recognized by the FASB.  The Codification is effective for financial statements issued for periods ending after September 15, 2009.  The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

Measuring liabilities at fair value -
In August 2009, the FASB issued new accounting guidance for measuring liabilities at fair value.  This guidance clarifies how the fair value measurement principles should be applied to measuring liabilities carried at fair value.  This guidance describes how to measure liabilities at fair value when quoted prices for identical liabilities in active markets are not available and clarifies that an entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability.  This guidance was effective for interim and annual periods beginning after issuance.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Investments in certain entities that calculate net asset value per share (or its equivalent) -
In September 2009, the FASB issued new accounting guidance for investments in certain entities that calculate net asset value per share (or its equivalent).  This guidance permits, as a practical expedient, an entity to measure the fair value of an investment using the net asset value per share of the investment (or its equivalent) provided by the investee without further adjustment if the investment companies do not have readily determinable fair values as is the case with certain alternative investment funds.  This guidance was effective for interim and annual periods ending after December 15, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments.  The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment.  The Networked Products & Services segment includes Game as well as PC and Other Networked Businesses.  The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray Disc™, DVD and CD disc manufacturing business.  Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc, and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC.  For the fiscal year ended March 31, 2009, the Music segment’s operating income includes the equity results for SONY BMG MUSIC ENTERTAINMENT that were recorded through the six months ended September 30, 2008.  The equity earnings of Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2009	2010	Change	2010
Capital expenditures (additions to property, plant and equipment)	¥332,068	¥192,724	-42.0%	$2,072
Depreciation and amortization expenses*	405,443	371,004	-8.5	3,989
(Depreciation expenses for property, plant and equipment)	(293,743)	(260,169)	-11.4	(2,798)
Research and development expenses	497,297	432,001	-13.1	4,645

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2009	2010	Change	2010
Capital expenditures (additions to property, plant and equipment)	¥73,721	¥43,939	-40.4%	$472
Depreciation and amortization expenses*	104,858	94,939	-9.5	1,021
(Depreciation expenses for property, plant and equipment)	(78,472)	(65,216)	-16.9	(701)
Research and development expenses	123,586	116,287	-5.9	1,250

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.